SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

__________________________

RIMAGE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

__________________________

Options to Purchase Common Stock, $0.01 par value

(Title of Class of Securities)

__________________________

766721104

(CUSIP Number of Class of Securities (Common Stock))*

__________________________

Sherman L. Black

Chief Executive Officer

Rimage Corporation

7725 Washington Avenue South

Minneapolis, MN 55439

(952) 683-7900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

___________________________

Copies to:

April Hamlin

Charles P. Moorse

Lindquist & Vennum LLP

4200 IDS Center

80 South 8th Street

Minneapolis, MN 55402

(612) 371-3211

___________________________

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$3,866,861.44	$527.44
(1)	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 422,377 options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated as of August 1, 2013 using a price per share of $9.155, the average of the Company’s high and low trading prices on this date.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

* Represents the CUSIP number for the common stock underlying the options. The options have not been assigned a CUSIP number.

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer (the “Offer”) by Rimage Corporation, a Minnesota corporation (“Rimage” or the “Company”), to Eligible Participants (as defined below) to exchange some or all of their outstanding Eligible Options (as defined below) for New Options (as defined below) to be issued under the Company’s Second Amended and Restated 2007 Stock Incentive Plan (the “2007 Plan”).

An “Eligible Participant” refers to any person who is an employee (including an employee on an approved leave of absence) of Rimage or its subsidiaries as of the commencement of the offer and who remains an employee through the expiration date, other than executive officers of Rimage.

An “Eligible Option” refers to an option that (i) has an exercise price greater than or equal to $13.50 per share, (ii) was granted under either the 2007 Plan or the Amended and Restated 1992 Stock Option Plan, as amended (the “1992 Plan”) prior to September 4, 2012 and (iii) remains outstanding and unexercised as of the expiration date, whether vested or unvested.

Subject to the terms of the Offer and upon the Company’s acceptance of the Eligible Participant’s properly tendered Eligible Options, each Eligible Participant who elects to exchange outstanding and unexercised Eligible Options will receive new options covering a number of shares determined in accordance with exchange ratios, with the result rounded down to the nearest whole number.

The Offer is being made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options dated August 6, 2013, filed herewith as Exhibit (a)(1)(A) (the “Offer to Exchange”), (ii) the related Cover Letter to Eligible Participants from Sherman L. Black dated August 6, 2013, filed herewith as Exhibit (a)(1)(B) (the “Cover Letter”), (iii) the related Election Form, filed herewith as Exhibit (a)(1)(D) (the “Election Form”), and (iv) the related Withdrawal Form filed herewith as Exhibit (a)(1)(E) (the “Withdrawal Form”). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents”).

This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.
A.	Name and Address.

Rimage is the issuer of the securities subject to the Offer. The address of the Company’s principal executive office is 7725 Washington Avenue South, Minneapolis, MN 55439, and the telephone number is (952) 683-7900.

B.	Securities.

This Schedule TO relates to an offer by the Company to Eligible Participants holding Eligible Options to exchange such options for new options to purchase shares of the Company’s common stock to be granted under the Plan (the “New Options”). The actual number of shares of common stock subject to the New Options to be issued in the Offer will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Participants and accepted for exchange and cancelled. The information set forth in (i) the Offer to Exchange under the caption “The Offer” in the section entitled “Price range of shares underlying the options” (Section 9), (ii) the Cover Letter, (iii) the Election Form, and (iv) the Withdrawal Form is incorporated herein by reference.

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As of August 1, 2013, there were outstanding Eligible Options to purchase 422,377 shares of the Company’s common stock.

C.	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Price range of shares underlying the options” (Section 9) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
A.	Name and Address.

Rimage is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of executive officers and directors; transactions and arrangements concerning the options” (Section 12) is incorporated herein by reference.

Item 4.	Terms of the Transaction.
A.	Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the sections entitled “Eligible participants; eligible options” (Section 2), “Number of new options” (Section 3), “Expiration date” (Section 4), “Procedures for electing to exchange options” (Section 5), “Withdrawal rights and change of election” (Section 6), “Acceptance of options for exchange and grant of new options” (Section 7), “Conditions of the offer” (Section 8), “Source and amount of consideration; terms of new options” (Section 10), “Status of options acquired by us in the offer; accounting consequences of the offer” (Section 13), “Legal matters; regulatory approvals” (Section 14), “Material income tax consequences” (Section 15) and “Extension of offer; termination; amendment” (Section 16) is incorporated herein by reference.

B.	Purchases.

The Company’s directors and executive officers are not eligible to participate in the Offer. The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of executive officers and directors; transactions and arrangements concerning the options” (Section 12) of the Offer to Exchange is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
A.	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Source and amount of consideration; terms of new options” (Section 10) and “Interests of executive officers and directors; transactions and arrangements concerning the options” (Section 12) of the Offer to Exchange is incorporated herein by reference.

The Company has entered into the following agreements in connection with its common stock:

1.	Rimage Corporation Second Amended and Restated 2007 Stock Incentive Plan (Incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement for the 2011 Annual Meeting of Shareholders held on May 11, 2011);
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2.	Rimage Corporation Amended and Restated 1992 Stock Option Plan (as amended through May 17, 2005) (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-127244));
3.	Form of the Company’s Nonstatutory Stock Option Agreement under the Company’s Second Amended and Restated 2007 Stock Incentive Plan;
4.	Form of the Company’s Incentive Stock Option Agreement under the Company’s Amended and Restated 1992 Stock Option Plan (as amended through May 17, 2005);
5.	Form of the Company’s Nonstatutory Stock Option Agreement under the Company’s Amended and Restated 1992 Stock Option Plan (as amended through May 17, 2005);
6.	Registration Rights Agreement dated October 10, 2011 by and among the Company and the Investors identified therein (Incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K dated October 10, 2011); and
7.	Agreement dated March 18, 2013 among the Company and Dolphin Limited Partnership III, L.P., Dolphin Associates III, LLC, and Dolphin Holdings Corp. III (Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated March 18, 2013).
Item 6.	Purposes of the Transaction and Plans or Proposals.
A.	Purposes.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the section entitled “Purposes of the offer” (Section 1) is incorporated herein by reference.

B.	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Acceptance of options for exchange and grant of new options” (Section 7) and “Status of options acquired by us in the offer; accounting consequences of the offer” (Section 13) is incorporated herein by reference.

C.	Plans.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Purposes of the offer” (Section 1) and “Information concerning Rimage” (Section 11) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
A.	Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of new options” (Section 10) is incorporated herein by reference.

B.	Conditions.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Conditions of the offer” (Section 8) is incorporated herein by reference.

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C.	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.
A.	Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of executive officers and directors; transactions and arrangements concerning the options” (Section 12) of the Offer to Exchange is incorporated herein by reference.

B.	Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of executive officers and directors; transactions and arrangements concerning the options” (Section 12) of the Offer to Exchange is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
A.	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.
A.	Financial Information.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Information concerning Rimage” (Section 11) and “Additional information” (Section 18) is incorporated herein by reference. The information set forth in Rimage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 under the caption “Financial Statements”, filed with the SEC on March 15, 2013, and the information set forth in Rimage’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 under the caption “Financial Statements”, filed with the SEC on May 9, 2013, is incorporated herein by reference and can be accessed electronically on the SEC’s website at http://www.sec.gov.

B.	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.
A.	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Interests of executive officers and directors; transactions and arrangements concerning the options” (Section 12) and “Legal matters; regulatory approvals” (Section 14) of the Offer to Exchange is incorporated herein by reference.

B.	Other Material Information.

Not applicable.

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Item 12.	Exhibits.
Exhibit Number	Description	Reference
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options dated August 6, 2013	Filed Herewith
(a)(1)(B)	Cover Letter to Eligible Participants from Sherman L. Black dated August 6, 2013	Filed Herewith
(a)(1)(C)	Email to Eligible Participants from Sherman L. Black dated August 6, 2013	Filed Herewith
(a)(1)(D)	Election Form	Filed Herewith
(a)(1)(E)	Withdrawal Form	Filed Herewith
(a)(1)(F)	Form of Election Form Rejection Email	Filed Herewith
(a)(1)(G)	Form of Reminder Email	Filed Herewith
(a)(1)(H)	Form of New Option Grant Confirmation Email	Filed Herewith
(a)(2)	Not applicable	-
(a)(3)	Not applicable	-
(a)(4)	Not applicable	-
(a)(5)(A)	Rimage Corporation Annual Report on Form 10-K for the year ended December 31, 2012	Incorporated by reference to the filing of such report with the SEC on March 15, 2013 (File No. 000-20728).
(a)(5)(B)	Rimage Corporation Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2013	Incorporated by reference to the filing of such report with the SEC on May 9, 2013 (File No. 000-20728).
(b)	Not applicable	-
(d)(1)	Rimage Corporation Second Amended and Restated 2007 Stock Incentive Plan	Incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement for the 2011 Annual Meeting of Shareholders held on May 11, 2011
(d)(2)	Rimage Corporation Amended and Restated 1992 Stock Option Plan (as amended through May 17, 2005)	Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-127244)
(d)(3)	Form of the Company’s Nonstatutory Stock Option Agreement under the Company’s Second Amended and Restated 2007 Stock Incentive Plan	Filed Herewith
(d)(4)	Form of the Company’s Incentive Stock Option Agreement under the Company’s Amended and Restated 1992 Stock Option Plan (as amended through May 17, 2005)	Filed Herewith

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Exhibit Number	Description	Reference
(d)(5)	Form of the Company’s Nonstatutory Stock Option Agreement under the Company’s Amended and Restated 1992 Stock Option Plan (as amended through May 17, 2005)	Filed Herewith
(d)(6)	Registration Rights Agreement dated October 10, 2011 by and among Rimage Corporation and the Investors	Incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K dated October 10, 2011
(d)(7)	Agreement dated March 18, 2013 among Rimage Corporation and Dolphin Limited Partnership III, L.P., Dolphin Associates III, LLC, and Dolphin Holdings Corp. III	Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated March 18, 2013
(g)	Not applicable	-
(h)	Not applicable	-

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

RIMAGE CORPORATION

By:	/s/ James R. Stewart
Name:	James R. Stewart
Title:	Chief Financial Officer

Date:   August 6, 2013

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